

October 8, 2010

John J. Lennon
Chief Executive Officer
UV Flu Technologies, Inc.
1694 Falmouth Rd., Suite 125
Centerville, MA 02632-2933

> **Re: UV Flu Technologies, Inc.**
> **Form 10-Q for the quarter ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 0-53306**

Dear Mr. Lennon:

We have reviewed your response to our comment letter dated September 10, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the quarter ended June 30, 2010

Note 3. Significant Accounting Policies, page 6

h) Revenue Recognition, page 7

1. We read your response to comment five in our letter dated September 10, 2010. Please explain to us how you concluded that Puravair has taken the significant risks and rewards of ownership related to the products provided to them under your master distributor agreement. Your response should address the following:

   - We read in the second bullet point of your response to comment five that there are no rights of return and exchange is allowed only on defective products. The meaning of this statement is unclear to us since we understand that you do not have the ability to manufacture any additional air purifier systems and the entire existing air purifier system inventory that you purchased from AmAirpure has already been conveyed to Puravair under the master distributor agreement. Please explain in more detail what recourse Puravair has to you if it is either unable to sell your products or it determines that some of your products are defective.

- We read in the second bullet point of your response to comment five that you have been flexible in the payment terms with your sole customer, Puravair, and that the majority of revenues generated during the nine months ended June 30, 2010 (the vast majority of which were generated in the quarter ended March 31, 2010) were in accounts receivable at June 30, 2010 because Puravair is also in the process of establishing its customers. Since you have not enforced the 30 day terms of your invoice for this sale and you appear to be allowing Puravair to first sell your products to third parties before paying you for that inventory, it appears that the substance of this transaction may be a consignment of your inventory to Puravair rather than a sale of your inventory that occurred during the quarter ended March 31, 2010. If you continue to believe that the substance of this transaction is a sale of your inventory that occurred during the quarter ended March 31, 2010, please explain how this view is supported under GAAP and under SAB Topic 13. Specifically, it is unclear to us how you were able to conclude that collectability is reasonably assured and how you considered whether it would be more appropriate to recognize revenues only to the extent that cash payments have been received.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

Jennifer Thompson
Accounting Branch Chief